LINUX GOLD CORP.
#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409
www.linuxgoldcorp.com

Linux Gold Corp.: OTC BB: LNXGF

N E W S      R E L E A S E

GRANVILLE LETTER ADDS LINUX GOLD CORP. TO THEIR PORTFOLIO

For Immediate Release: December 7, 2005, Vancouver, B.C. – Linux Gold Corp. (LNXGF - OTCBB) is pleased to announce that The Granville Market Letter (www.granvilleletter.com) has added Linux Gold Corp. to their portfolio, with an objective price of US$1.00, for this weeks market letter. The Granville Market letter, which is owned by the legendary Joe Granville, is in its 42nd year of continuous publication. Joe Granville was previously hired by E.F. Hutton in October 1957 to write their daily stock market letter.

Linux Gold Corp. has gold properties in China, Canada, and Alaska.

In March of 2005, Linux Gold Corp. staked 148 State of Alaska 160-acre MTRSC mining claims at several locations near Granite Mountain on the eastern Seward Peninsula of Alaska. During the last century, a production of over 400,000 oz of placer gold and placer platinum has been won from nearby modern and ancient stream deposits. Granite Mountain (2844 ft above sea level) is the geographical boundary of the Fairhaven and Koyuk mining districts and defines the continental divide for this part of North America. Three claim blocks were staked, one very large block (30 sq-mi.) on the Quartz Creek igneous-hosted (intrusive and extrusive) stockwork Lead – Zinc – Silver – Copper – Gold deposit, the Quartz Creek Pluton and the host alkaline volcanic rocks were found to be altered and mineralized over an extensive area (18 miles long by up to 5 miles wide) that roughly parallels structural lineaments. Another block (4 sq-mi.) on the Peace River intrusive-hosted Uranium – Molybdenum vein deposit, and the third block (3 sq-mi.) on the Dime Creek placer Gold – PGM alluvial deposit. Jeff Keener, Linux Gold Corp. geologist recommends a US$1.4 million exploration program for 2006 – See news release dated October 26, 2005 for details.

Linux Gold Corp. holds an option to purchase all the issued and outstanding shares of the private company that holds an 85% interest in a co-operative joint venture company that has an option on certain mineral exploration rights for the Bo Luo Nuo Gold Mine covering an area of 161 square kilometres in Hebei Province, People’s Republic of China.

Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims. For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson Contact: John Robertson
President Tel. 800-665-4616

Contact: Business Office
800-665-4616
or
877-549-GOLD (4653)

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.